FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of September 2004.

Total number of pages: 33

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2004 (FROM APRIL 1, 2004 TO JUNE 30, 2004) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 09, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director, Nidec Corporation
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2004

(FROM APRIL 1, 2004 TO JUNE 30, 2004)

CONSOLIDATED

Released on September 09, 2004

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2004 (U.S. GAAP, unaudited)

   CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share data) For the three months ended June 30,

	2003	2004	2004
Net sales	¥ 55,930	¥ 112,287	$ 1,035,571
Operating income	5,161	11,027	101,697
Income before provision for income taxes	5,395	13,585	125,288
Net income	4,581	8,508	78,465

Per share data
Net income
－Basic	¥ 72.05	¥ 127.62	$ 1.18
－Diluted	¥ 69.86	¥ 121.20	$ 1.12

   CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	March 31, 2004	June 30, 2004	June 30, 2004
Current assets	¥ 246,415	¥ 258,543	$ 2,384,423
Investments	22,151	22,052	203,375
Property, plant, equipment and others	175,320	186,003	1,715,421
Total assets	443,886	466,598	4,303,219

Current liabilities	206,794	166,029	1,531,209
Long-term liabilities	77,915	80,126	738,965
Minority interest in consolidated subsidiaries	49,131	48,275	445,218
Shareholders’ equity	110,046	172,168	1,587,827
Total liabilities and shareholders’ equity	¥ 443,886	¥ 466,598	$ 4,303,219

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

Net Sales

Our net sales increased ¥56,357 million, or 100.8%, from ¥55,930 million for the three months ended June 30, 2003 to ¥112,287 million for the three months ended June 30, 2004. This increase was mainly due to the addition of newly consolidated subsidiaries. Net sales of Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies newly consolidated in January and February 2004 as a result of an increase in our ownership interest, were included in our net sales for the three months ended June 30, 2004. Net sales of these newly consolidated subsidiaries for the three months ended June 30, 2004 were ¥51,267 million. Therefore, excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥5,090 million, or 9.1%, from ¥55,930 million for the three months ended June 30, 2003 to ¥61,020 million for the three months ended June 30, 2004. This was due primarily to an increase in sales of other small precision brushless DC motors and machinery. The gross profit ratio increased from 22.2% for the three months ended June 30, 2003 to 22.7% for the three months ended June 30, 2004. Excluding the contribution from these newly consolidated subsidiaries, the gross profit ratio increased from 22.2% for the three months ended June 30, 2003 to 25.3% for the three months ended June 30, 2004. This increase was due primarily to increased efficiencies of scale through an expansion in the production of fluid dynamic bearing motors mainly undertaken by factories in Southeast Asia. On the other hand, the gross profit ratio of these newly consolidated subsidiaries was lower. This was mainly because the gross profit ratio in Sankyo Seiki Mfg. Co., Ltd. had not recovered sufficiently despite its improved financial result for the three months ended June 30, 2004.

Net sales of our hard disk drives spindle motors increased ¥29 million, or 0.1%, from ¥23,744 million for the three months ended June 30, 2003 to ¥23,773 million for the three months ended June 30, 2004. Sales of hard disk drives spindle motors leveled off as compared to the same three months of the previous year, while their unit shipments increased by over 15%. The yen’s appreciation against the dollar over the same period of the previous year accounted for a more than 7% decline in yen-based sales. This translated into an approximate 7% increase in dollar-based sales. The difference between the increase in shipments (15%) and sales amounts (7%) was attributed to changes in product mix, in which low priced 3.5-inch motors for desk top PCs increased by 15%. On the other hand, 2.5-inch motors only increased less than 10% due to significant impact felt from production adjustments by customers. The decline in the sales price of motors was less than 10% on an annualized basis. Net sales of fluid dynamic bearing motors accounted for 71.1% of total net sales of hard disk drives spindle motors for the three months ended June 30, 2003 and 83.3% of total net sales of hard disk drives spindle motors for the three months ended June 30, 2004. This was due primarily to a sharp increase in demand for fluid dynamic bearing motors, which have been rapidly replacing demand for conventional ball bearing motors. As conventional ball bearing motors have come up against technological limitations in fulfilling market needs, this increase in net sales of fluid dynamic bearing motors was mainly due to a successful shift to mass production at our overseas factories.

Net sales of other small precision brushless DC motors increased ¥7,085 million, or 112.1%, from ¥6,321 million for the three months ended June 30, 2003 to ¥13,406 million for the three months ended June 30, 2004. This was due to the addition of sales of Sankyo Seiki Mfg. Co., Ltd. as a result of the expansion in the scope of consolidation. Even excluding the impact of Sankyo Seiki Mfg. Co., Ltd., sales and shipments increased 12% and nearly 40%, respectively. Net sales of other small precision brushless DC motors accounted for 11.3% of total net sales for the three months ended June 30, 2003 and 11.9% of total net sales for the three months ended June 30, 2004.

Net sales of small precision brush DC motors increased ¥2,770 million, or 445.3%, from ¥622 million for the year ended March 31, 2003 to ¥3,392 million for the year ended March 31, 2004. This increase was due to the addition of net sales from two newly consolidated subsidiaries, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. Excluding the contribution from these new companies, net sales leveled off as compared to the same three months of the previous year.

Net sales of our brushless DC fans increased ¥1,800 million, or 29.8%, from ¥6,043 million for the three months ended June 30, 2003 to ¥7,843 million for the three months ended June 30, 2004. This increase was mainly due to an increase in customer demand for brushless DC fans for notebook-type PCs. Excluding the contribution from newly consolidated subsidiaries, net sales of our brushless DC fans increased ¥1,661 million, or 27.5% from ¥6,043 million for the three months ended June 30, 2003 to ¥7,704 million for the three months ended June 30, 2004. Sales and shipments by Nidec Corporation and its direct-line subsidiaries increased by approximately 28% and slightly more than 20% respectively, in which high-end products with higher sales prices made their presence felt in the product mix. Net sales of brushless DC fans accounted for 10.8% of total net sales for the three months ended June 30, 2003 and 7.0% of total net sales for the three months ended June 30, 2004.

Net sales of mid-size motors increased ¥823 million, or 9.2%, from ¥8,971 million for the three months ended June 30, 2003 to ¥9,794 million for the three months ended June 30, 2004. This increase was due primarily to sales increases in motors for home appliances and industrial equipment. Net sales of mid-size motors accounted for 16.0% of our total net sales for the three months ended June 30, 2003 and 8.7% of total net sales for the three months ended June 30, 2004.

Net sales of machinery increased ¥11,413 million, or 195.4%, from ¥5,840 million for the three months ended June 30, 2003 to ¥17,253 million for the three months ended June 30, 2004. This increase includes ¥9,642 million due primarily to the addition of net sales of machinery from two newly consolidated companies, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd. Excluding the contribution from two newly consolidated subsidiaries, net sales increased ¥1,771 million, or 30.3%, from ¥5,840 million for the three months ended June 30, 2003 to ¥7,611 million for the three months ended June 30, 2004. Net sales of machinery accounted for 10.4% of our total net sales for the three months ended June 30, 2003 and 15.4% of total net sales for the three months ended June 30, 2004.

The “Electronic and Optical components” segment is a new business category established as a result of expansion in the scope of consolidation. Business conditions of this segment are reported in our financial statements from the three-month period under review and onward. This segment includes optical pickup units, shutters for digital cameras and trimmer potentiometers produced by Sankyo Seiki, Nidec Copal, Nidec Copal Electronics and Nidec Nemicon. (Note: Products of Nidec Nemicon had been included in the “Other” segment until the previous fiscal year ended March 31, 2004). Sales from this business for the three months ended June 30, 2004 totaled ¥31,613 million.

Net sales of others increased ¥1,512 million, or 40.9%, from ¥3,701 million for the three months ended June 30, 2003 to ¥5,213 million for the three months ended June 30, 2004. This increase includes ¥903 million due primarily to the addition of net sales from two newly consolidated companies, Nidec Logistics Corporation and Sankyo Seiki Mfg. Co., Ltd. Excluding the contribution from these newly consolidated subsidiaries, net sales increased ¥609 million, or 16.5%, to ¥4,310 million for the three months ended June 30, 2004. Sales of automobile components manufactured by Nidec Tosok Corporation increased during this period. Net sales of others accounted for 6.6% of total net sales for the three months ended June 30, 2003 and 4.6% of total net sales for the three months ended June 30, 2004.

Cost of Products Sold

Our cost of products sold increased ¥43,233 million, or 99.3%, from ¥43,529 million for the three months ended June 30, 2003 to ¥86,762 million for the three months ended June 30, 2004. Much of the increase in absolute terms was attributable to our newly consolidated subsidiaries, Sankyo Seiki Mfg. Co., Ltd., Nidec Copal Corporation, Nidec Copal Electronics Corporation and others, in which we increased our ownership interest and which became consolidated subsidiaries in January and February 2004. Excluding the contribution from these newly consolidated subsidiaries, cost of products sold increased ¥2,032 million, or 4.7%, from ¥43,529 million for the three months ended June 30, 2003 to ¥45,561 million for the three months ended June 30, 2004 due primarily to the increase in line with the advancement in sales. As a percentage of net sales, cost of sales decreased from 77.8% for the three months ended June 30, 2003 to 77.3% for the three months ended June 30, 2004. Excluding the impact from these newly consolidated subsidiaries, as a percentage of net sales, cost of sales decreased from 77.8%for the three months ended June 30, 2003 to 74.7% for the three months ended June 30, 2004.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥4,196 million, or 85.5%, from ¥4,907 million for the three months ended June 30, 2003 to ¥9,103 million for the three months ended June 30, 2004. This increase was mainly due to additional expenses of our newly consolidated subsidiaries as described before. As a percentage of net sales, selling, general and administrative expenses decreased from 8.8% for the three months ended June 30, 2003 to 8.1% for the three months ended June 30, 2004. Excluding the additional expenses from these newly consolidated subsidiaries, selling, general and administrative expenses increased ¥399 million, or 8.1%, to ¥5,306 million. This increase was due primarily to an increase in personnel expenses by ¥99 million and taxes and dues by ¥251 million.

Research and Development Expenses

Our research and development expenses increased ¥3,062 million, or 131.3%, from ¥2,333 million for the three months ended June 30, 2003 to ¥5,395 million for the three months ended June 30, 2004. This increase was mainly due to the additional expenses of our newly consolidated subsidiaries. Excluding the additional expenses of these newly consolidated subsidiaries, research and development expenses increased ¥1,673 million, or 71.7%, from ¥2,333 million for the three months ended June 30, 2003 to ¥4,006 million for the three months ended June 30, 2004. This increase was mainly due to an increase in our research and development efforts with respect to fluid dynamic bearing motors and mid-size motors for automobile steering systems. Expenses related to an increase in research and development resources, including labor costs for technical personnel, were another contributing factor. As a percentage of net sales, research and development expenses increased from 4.2% for the three months ended June 30, 2003 to 4.8% for the three months ended June 30, 2004. Excluding the impact from these newly consolidated subsidiaries, as a percentage of net sales, research and development expenses increased from 4.2% for the three months ended June 30, 2003 to 6.6% for the three months ended June 30, 2004.

Operating Income

As a result of the foregoing factors, our operating income increased ¥5,866 million, or 113.7%, from ¥5,161 million for the three months ended June 30, 2003 to ¥11,027 million for the three months ended June 30, 2004. As a percentage of net sales, operating income increased from 9.2%for the three months ended June 30, 2003 to 9.8% for the three months ended June 30, 2004.

Other Income (Expenses)

Other income increased ¥2,324 million from ¥234 million for the three months ended June 30, 2003 to ¥2,558 million for the three months ended June 30, 2004.

Interest and dividend income increased from ¥68 million for the three months ended June 30, 2003 to ¥163 million for the three months ended June 30, 2004. This was mainly due to additional gains of our newly consolidated subsidiaries. Excluding the additional gains of these newly consolidated subsidiaries, interest and dividend income increased by ¥34 million from ¥68 million for the three months ended June 30, 2003 to ¥102 million for the three months ended June 30, 2004. This was mainly due to the increased average balance of our foreign currency deposits and higher interest rates.

For the three months ended June 30, 2004, we had gains on sales of marketable securities in the amount of ¥583 million and losses on sales of marketable securities in the amount of ¥21 million. The increases in the value of marketable securities derived mainly from a steady condition in the domestic stock market.

Foreign exchange gains increased ¥1,797 million from ¥51 million for the three months ended June 30, 2003 to ¥1,848 million for the three months ended June 30, 2004. This increase was mainly due to additional gains of our newly consolidated subsidiaries. Excluding the additional gains of these newly consolidated subsidiaries, foreign exchange gains increased ¥1,051 million from ¥51 million for the three months ended June 30, 2003 to ¥1,102 million for the three months ended June 30, 2004. This was primarily due to efforts at implementing effective currency conversion operations from foreign currencies to Japanese yen.

For our other income, net for the three months ended June 30, 2004 was ¥310 million, while for our other income, net for the three months ended June 2003 was ¥318 million. This was mainly because Nissin Kohki Co., Ltd. settled the defined contribution pension plan on May 1, 2004 and gained ¥279 million for the three months ended June 30, 2004.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥8,190 million, or 151.8%, from ¥5,395 million for the three months ended June 30, 2003 to ¥13,585 million for the three months ended June 30, 2004.

Provision for Income Taxes

Our provision for income taxes increased 133.1% from ¥1,090 million for the three months ended June 30, 2003 to ¥2,541 million for the three months ended June 30, 2004. Our estimated effective income tax rate decreased from 20.2% for the three months ended June 30, 2003 to 18.7% for the three months ended June 30, 2004. The estimated effective tax rate for the three-month period ended June 30, 2004 was lower compared to the estimated effective tax rate for the three-month period ended June 30, 2003. This was mainly because the valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2005 decreased due to the recovery in profitability of Sankyo Seiki Mfg. Co., Ltd. On the other hand, the rates of tax benefit in foreign subsidiaries and tax on undistributed earnings decreased due to a drop in the share of overseas subsidiaries to total income.

Minority Interest in Income of Consolidated Subsidiaries

For the three months ended June 30, 2004, minority interest in income of our consolidated subsidiaries increased to ¥2,512 million from ¥304 million for the three months ended June 30, 2003. This was because the addition of newly consolidated subsidiaries, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Sankyo Seiki Mfg. Co., Ltd. and certain other affiliated companies in January and February 2004.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net losses of affiliated companies in the amount of ¥24 million for the three months ended June 30, 2004 and equity in net income in our affiliated companies in the amount of ¥580 million for the three months ended June 30, 2003. This was mainly due to a decrease in the number of affiliates accounted for using the equity method as we acquired additional ownership in Nidec Copal Electronics Corporation and Nidec Copal Corporation, which were consolidated in January and February 2004, respectively.

Net Income

As a result of the foregoing, our net income increased from ¥4,581 million for the three months ended June 30, 2003 to ¥8,508 million for the three months ended June 30, 2004.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have twelve reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s 11 consolidated subsidiaries: Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation, Nidec Tosok Corporation, Nidec Taiwan Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd.

Nidec Taiwan Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. were identified as reportable segments in the 4th quarter of 2004. And we excluded Nidec America Corporation based on reduced significance in the current period. Segment information for the three months ended June 30, 2003 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit or loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec, Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. apply Japanese GAAP, Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec (Dalian) Limited applies Chinese accounting principles and Nidec Taiwan Corporation applies Taiwanese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended June 30, 2003 and 2004. The second table shows operating profit or loss by reportable operating segment for the three months ended June 30, 2003 and 2004:

	Three months ended June 30,
	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 14,093	¥ 12,843	$ 118,445
Intrasegments revenues	13,830	13,771	127,004

Sub total	27,923	26,614	245,449
Nidec Singapore
External revenues	8,544	8,545	78,807
Intrasegments revenues	1,112	729	6,723

Sub total	¥ 9,656	¥ 9,274	$ 85,530
Nidec Electronics (Thailand)
External revenues	¥ 7,178	¥ 7,235	$ 66,725
Intrasegments revenues	4,088	4,288	39,546

Sub total	11,266	11,523	106,271
Nidec Philippines
External revenues	411	308	2,841
Intrasegments revenues	4,816	4,206	38,790

Sub total	5,227	4,514	41,631

	Three months ended June 30,
	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands)
Nidec Power Motor
External revenues	2,072	2,434	22,448
Intrasegments revenues	34	75	692

Sub total	2,106	2,509	23,140
Nidec (Dalian)
External revenues	15	49	452
Intrasegments revenues	7,147	7,941	73,236

Sub total	7,162	7,990	73,688
Nidec Shibaura
External revenues	4,338	4,485	41,363
Intrasegments revenues	575	2,172	20,031

Sub total	4,913	6,657	61,394
Nidec Tosok
External revenues	4,632	5,564	51,314
Intrasegments revenues	137	226	2,084

Sub total	4,769	5,790	53,398
Nidec Taiwan
External revenues	2,471	2,520	23,241
Intrasegments revenues	205	257	2,370

Sub total	2,676	2,777	25,611
Nidec Copal
External revenues	-	14,375	132,574
Intrasegments revenues	-	2,228	20,548

Sub total	-	16,603	153,122
Nidec Copal Electronics
External revenues	-	4,614	42,553
Intrasegments revenues	-	596	5,497

Sub total	-	5,210	48,050
Sankyo Seiki
External revenues	-	15,758	145,329
Intrasegments revenues	-	4,691	43,263

Sub total	-	20,449	188,592
All Others
External revenues	12,035	33,312	307,220
Intrasegments revenues	14,316	37,911	349,636

Sub total	26,351	71,223	656,856
Total
External revenues	55,789	112,042	1,033,312
Intrasegments revenues	46,260	79,091	729,420

Adjustments(*)	141	245	2,259
Intrasegments elimination	(46,260)	(79,091)	(729,420)

Consolidated total (net sales)	¥ 55,930	¥ 112,287	$ 1,035,571

(*) See Note 11 to the unaudited interim consolidated financial statements.

	Three months ended June 30,

	2003	2004	2004

	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 145	¥ (214)	$ (1,974)
Nidec Singapore	460	669	6,170
Nidec Electronics (Thailand)	1,891	1,840	16,969
Nidec Philippines	258	(140)	(1,291)
Nidec Power Motor	33	138	1,273
Nidec (Dalian)	584	635	5,856
Nidec Shibaura	241	488	4,501
Nidec Tosok	261	172	1,586
Nidec Taiwan	85	51	470
Nidec Copal	-	692	6,382
Nidec Copal Electronics	-	799	7,369
Sankyo Seiki	-	909	8,383
All Others	1,326	4,015	37,029

Total	5,284	10,054	92,723

Adjustments (*)	(123)	973	8,974

Consolidated total	¥ 5,161	¥ 11,027	$ 101,697

(*) See Note 11 to the unaudited interim consolidated financial statements.

Net sales of Nidec decreased 4.7% from ¥27,923 million for the three months ended June 30, 2003 to ¥26,614 million for the three months ended June 30, 2004. This decrease resulted primarily from a decrease in sales of hard disk drives spindle motors due to a change in sales methods for some overseas customers. Sales to some overseas customers that were previously made through Nidec are now made through direct transactions between our overseas subsidiaries and customers. Operating profit of Nidec decreased from ¥145 million for the three months ended June 30, 2003 to a negative ¥214 million for the three months ended June 30, 2004 due to the decrease in sales of hard disk drives spindle motors and an increase in research and development expenses.

Net sales of Nidec Singapore Pte. Ltd. decreased 4.0% from ¥9,656 million for the three months ended June 30, 2003 to ¥9,274 million for the three months ended June 30, 2004. This was a result of yen appreciation against the US dollar of more than 7% and a US dollar-based sales increase of 3.7%. Sales to some main customers that were previously made through Nidec Singapore Pte. Ltd. are now made through direct transactions between Nidec and customers. However, we experienced a sales recovery of a main customer that we had lost due to a delay in our response to a change in product specifications of fluid dynamic bearing motors. Operating profit of Nidec Singapore Pte. Ltd. increased 45.4% from ¥460 million for the three months ended June 30, 2003 to ¥669 million for the three months ended June 30, 2004 due primarily to an increase in sales from the profitable manufacturing division.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 2.3% from ¥11,266 million for the three months ended June 30, 2003 to ¥11,523 million for the three months ended June 30, 2004 due primarily to an increase in sales of fluid dynamic bearing motors to main customers. But operating profit decreased 2.7% from ¥1,891 million for the three months ended June 30, 2003 to ¥1,840 million for the three months ended June 30, 2004. This was due primarily to an increase in freight and packing expenses and research and development expenses.

Net sales of Nidec Philippines Corporation decreased 13.6% from ¥5,227 million for the three months ended June 30, 2003 to ¥4,514 million for the three months ended June 30, 2004. This decrease in sales was primarily due to a decrease in sales of conventional ball bearing motors to a few large customers, which purchased fluid dynamic bearing motors from Nidec Electronics (Thailand) Co. Ltd. instead. Operating profit of Nidec Philippines Corporation decreased from ¥258 million for the three months ended June 30, 2003 to a negative ¥140 million for the three months ended June 30, 2004. This decrease was due primarily to a decrease in sales and an increase in depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing motors production capacity.

Net sales of Nidec Power Motor Corporation increased 19.1% from ¥2,106 million for the three months ended June 30, 2003 to ¥2,509 million for the three months ended June 30, 2004. This was due primarily to an increased demand for AC motors across industries. Operating profit of Nidec Power Motor Corporation increased 318% from ¥33 million for the three months ended June 30, 2004 to ¥138 million for the three months ended June 30, 2004. This was due primarily to an increase in sales and a successful shift of production to China.

Net sales of Nidec (Dalian) Limited increased 11.6% from ¥7,162 million for the three months ended June 30, 2003 to ¥7,990 million for the three months ended June 30, 2004. This increase was due primarily to an increase in customer demand for brushless DC fans for notebook-type PCs. Operating profit increased 8.7% from ¥584 million for the three months ended June 30, 2003 to ¥635 million for the three months ended June 30, 2004. The major reason for this increase in operating profit came from the increased efficiencies of scale realized by increased mass production of brushless DC fans.

Net sales of Nidec Shibaura Corporation increased 35.5% from ¥4,913 million for the three months ended June 30, 2003 to ¥6,657 million for the three months ended June 30, 2004 due primarily to an increase in sales of machines from the trading division and mid-size motors. Operating profit increased 102.5% from ¥241 million for the three months ended June 30, 2003 to ¥488 million for the three months ended June 30, 2004. The major reason for this increase in operating profit came from the increased efficiencies of scale realized by increased mass production of mid-size motors.

Net sales of Nidec Tosok Corporation increased 21.4% from ¥4,769 million for the three months ended June 30, 2003 to ¥5,790 million for the three months ended June 30, 2004 due primarily to an increase in sales of automobile parts and semiconductor fabrication equipment. However, operating profit decreased 34.1% from ¥261 million for the three months ended June 30, 2003 to ¥172 million for the three months ended June 30, 2004. This decrease was due primarily to an increase in selling, general and administrative expenses such as research and development expenses related to automobile parts and personnel expenses in the head office.

Net sales of Nidec Taiwan Corporation increased 3.8% from ¥2,676 million for the three months ended June 30, 2003 to ¥2,777 million for the three months ended June 30, 2004 due primarily to an increase in customer demand for brushless DC fans and DC motors. However, operating profit decreased 40.0% from ¥85 million for the three months ended June 30, 2003 to ¥51 million for the three months ended June 30, 2004 due primarily to a drop in the unit price of brushless DC fans.

Net sales and operating profit of Nidec Copal Corporation were ¥16,603 million and ¥692 million, respectively, for the three months ended June 30, 2004. Nidec Copal Corporation has been consolidated since February 2004.

Net sales and operating profit of Nidec Copal Electronics Corporation were ¥5,210 million and ¥799 million, respectively, for the three months ended June 30, 2004. Nidec Copal Electronics Corporation has been consolidated since January 2004.

Net sales and operating profit of Sankyo Seiki Mfg. Co., Ltd. were ¥20,449 million and ¥909 million, respectively, for the three months ended June 30, 2004. Sankyo Seiki Mfg. Co., Ltd. has been consolidated since February 2004.

Within the All Others segment, net sales increased 170.3 % from ¥26,351 million for the three months ended June 30, 2003 to ¥71,223 million for the three months ended June 30, 2004. Operating profit also increased 202.8% from ¥1,326 million for the three months ended June 30, 2003 to ¥4,015 million for the three months ended June 30, 2004. Net sales and operating profits of our newly consolidated subsidiaries other than Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. were ¥38,795 million and ¥1,782 million for the three months ended June 30, 2004, respectively, and were included in the All Others segment. Excluding the contribution from these newly consolidated subsidiaries, net sales and operating profit increased ¥6,077 million and ¥ 907 million, respectively, mainly due to the expansion and improvement in profitability in Nidec (Zhejiang) Corporation, Nidec (Dongguan) Corporation and Nidec Shibaura (Zhejiang) Co., Ltd.

Liquidity and Capital Resources

During the three months ended June 30, 2004, our total assets increased ¥22,712 million, or 5.1%, to ¥466,598 million. Trade accounts receivable and inventories increased ¥6,189 million and ¥3,929 million, respectively, due to an increase in sales. Property, plant and equipment increased ¥5,259 million mainly due to construction of the new head office in Nidec Tosok Corporation. Cash and cash equivalents increased ¥3,677 million as shown in Cash Flows below.

During the three months ended June 30, 2004, our total liabilities decreased ¥38,554 million, or 13.5%, to ¥246,155 million. This was mainly due to a decrease in short-term borrowings of ¥46,598 million. On the other hand, trade notes and accounts payable increased ¥4,446 million due to an increase in sales.

During the three months ended June 30, 2004, our working capital increased ¥52,893 million, or 133.5%, to ¥92,514 million. This increase was mainly due to a decrease in short-term borrowings.

During the three months ended June 30, 2004, total shareholders’ equity increased ¥62,122 million, or 56.5%, to ¥172,168 million. This increase was mainly due to the issuance of 5,000,000 new shares of ¥53,362 million and an increase in retained earnings of ¥7,533 million offset by dividends paid of ¥975 million. As a result, the ratio of stockholders’ equity to total assets increased 12.1% from 24.8% as of March 31, 2004 to 36.9% as of June 30, 2004.

Cash Flows

Net cash provided by operating activities increased ¥2,507 million from ¥5,549 million for the three months ended June 30, 2003 to ¥8,056 million for the three months ended June 30, 2004. This was mainly due to an increase in the totals of net income and depreciation and amortization by ¥5,400 million from ¥7,840 million to ¥13,240 million. On the other hand, the total of changes in notes and accounts receivable, notes and accounts payable and inventories affected a negative ¥2,901 million. Excluding the effect of new consolidated subsidiaries, net cash provided by operating activities increased ¥1,623 million to ¥7,172 million.

Net cash used in investing activities increased ¥5,736 million from ¥3,373 million for the three months ended June 30, 2003 to ¥9,109 million for the three months ended June 30, 2004 mainly due to an increase in additions to property, plant and equipment of ¥5,913 million. Excluding the effect of new consolidated subsidiaries, net cash used by investing activities increased ¥4,144 million to ¥7,517 million.

As a result of these factors, net cash flow (the difference between net cash provided by operating activities and net cash used in investing activities) decreased ¥3,229 million from ¥2,176 million for the three month ended June 30, 2003 to a negative ¥1,053 million for the three months ended June 30, 2004. Excluding the effect of new consolidated subsidiaries, net cash flow decreased ¥2,521 million to a negative ¥345 million.

Net cash provided by financing activities increased ¥7,742 million from a negative ¥3,881 million for the three months ended June 30, 2003 to ¥3,861 million for the three months ended June 30, 2004. This increase was mainly due to proceeds from the issuance of new shares of ¥53,248 million and an increase in the repayment of short-term borrowings by ¥45,703 million. Excluding the effect of new consolidated subsidiaries, net cash provided by financing activities increased ¥11,397 million to ¥7,516 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥3,677 million from ¥73,392 million as of March 31, 2004 to ¥77,069 million as of June 30, 2004. Excluding the effect of new consolidated subsidiaries, our total outstanding balance of cash and cash equivalents increased ¥7,819 million from ¥31,502 million as of March 31, 2004 to ¥39,321 million as of June 30, 2004.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2004
			June 30,
	March 31	June 30	2004

		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 73,392	¥ 77,069	$ 710,772
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥623 million in March and ¥609 million ($5,617 thousand) in June:
Notes	17,431	17,805	164,207
Accounts	96,509	102,698	947,136
Inventories:
Finished goods	15,850	17,281	159,375
Raw materials	10,267	13,751	126,819
Work in progress	15,016	14,265	131,560
Project in progress	886	957	8,826
Supplies and other	3,226	2,920	26,930
Prepaid expenses and other current assets	13,838	11,797	108,798

Total current assets	246,415	258,543	2,384,423

Marketable securities and other securities investments	19,892	19,772	182,348
Investments in and advances to affiliates	2,259	2,280	21,027
Property, plant and equipment:
Land	30,532	30,786	283,925
Buildings	73,860	78,080	720,096
Machinery and equipment	163,401	168,091	1,550,226
Construction in progress	7,411	6,904	63,672

	275,204	283,861	2,617,919
Less - Accumulated depreciation	(142,792)	(146,190)	(1,348,243)

	132,412	137,671	1,269,676

Goodwill	28,078	32,100	296,044
Other non-current assets	14,830	16,232	149,701

Total assets	¥ 443,886	¥ 466,598	$ 4,303,219

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2004
			June 30,
	March 31	June 30	2004
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 86,636	¥ 40,038	$ 369,252
Current portion of long-term debt	2,653	2,630	24,255
Trade notes and accounts payable	93,418	97,864	902,555
Other current liabilities	24,087	25,497	235,147

Total current liabilities	206,794	166,029	1,531,209

Long-term liabilities:
Long-term debt	45,025	45,305	417,827
Accrued pension and severance costs	29,836	27,824	256,608
Other long-term liabilities	3,054	6,997	64,530

Total long-term liabilities	77,915	80,126	738,965

Minority interest in consolidated subsidiaries	49,131	48,275	445,218
Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2004; issued and outstanding: 65,017,898 shares in March and 70,019,218 shares in June	28,995	55,764	514,286
Additional paid-in capital	31,822	58,423	538,808
Retained earnings	57,887	65,420	603,339
Accumulated other comprehensive income (loss)	(8,535)	(7,305)	(67,371)
Foreign currency translation adjustments	(11,475)	(10,446)	(96,339)
Unrealized gains on securities	2,972	3,173	29,263
Minimum pension liability adjustment	(32)	(32)	(295)
Treasury stock, at cost:14,360 shares in March and 15,317 shares in June	(123)	(134)	(1,235)

Total shareholders’ equity	110,046	172,168	1,587,827

Total liabilities and shareholders’ equity	¥ 443,886	¥ 466,598	$ 4,303,219

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three-month period ended June 30		For the three-month period ended June 30,
		2003	2004	2004
	Net sales	¥ 55,930	¥ 112,287	$ 1,035,571

	Operating expenses:
	Cost of products sold	43,529	86,762	800,166
	Selling, general and administrative expenses	4,907	9,103	83,953
	Research and development expenses	2,333	5,395	49,755

		50,769	101,260	933,874

	Operating income	5,161	11,027	101,697

	Other income (expense):
	Interest and dividend income	68	163	1,503
	Interest expense	(203)	(250)	(2,306)
	Foreign exchange gain (loss), net	51	1,848	17,043
	Loss on derivative instruments, net	-	(86)	(793)
	Gain from marketable securities, net	-	562	5,183
	Other, net	318	321	2,961

		234	2,558	23,591

	Income before provision for income taxes	5,395	13,585	125,288
	Provision for income taxes	(1,090)	(2,541)	(23,434)

	Income before minority interest and equity in earnings of affiliated companies	4,305	11,044	101,854
	Minority interest in income of consolidated subsidiaries	304	2,512	23,168
	Equity in net income of affiliated companies	(580)	24	221

	Net income	¥ 4,581	¥ 8,508	$ 78,465

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 72.05	¥ 127.62	$ 1.18
	－ diluted	¥ 69.86	¥ 121.20	$ 1.12
	Cash dividends	¥ 15.00	¥ 15.00	$ 0.14

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2004	65,017,898	¥ 28,995	¥ 31,822	¥ 57,887	¥ (8,535)	¥ (123)	¥ 110,046
Comprehensive income:
Net income				8,508			8,508
Other comprehensive income (loss):
Foreign currency translation adjustments					1,029		1,029
Unrealized gains on securities, net of reclassification adjustment					201		201
Minimum pension liability adjustment					-		-

Total comprehensive income							9,738

Dividends paid				(975)			(975)
Conversion of convertible debt	1,320	4	4				8
Issuance of new shares	5,000,000	26,765	26,759				53,524
Issuance cost of new stock			(162)				(162)
Purchase of treasury stock						(11)	(11)

Balance at June 30, 2004	70,019,218	¥ 55,764	¥ 58,423	¥ 65,420	¥ (7,305)	¥ (134)	¥ 172,168

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2004	$ 267,408	$ 293,479	$ 533,866	$ (78,715)	$ (1,134)	$ 1,014,904
Comprehensive income:
Net income			78,465			78,465
Other comprehensive income (loss):
Foreign currency translation adjustments				9,490		9,490
Unrealized gains on securities, net of reclassification adjustment				1,854		1,854
Minimum pension liability adjustment				-		-

Total comprehensive income						89,809

Dividends paid			(8,992)			(8,992)
Conversion of convertible debt	37	37				74
Issuance of new shares	246,841	246,786				493,627
Issuance cost of new stock		(1,494)				(1,494)
Purchase of treasury stock					(101)	(101)

Balance at June 30, 2004	$ 514,286	$ 538,808	$ 603,339	$ (67,371)	$ (1,235)	$ 1,587,827

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2003	2004	2004
Cash flows from operating activities:
Net income	¥ 4,581	¥ 8,508	$ 78,465
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,259	4,732	43,641
Loss (gain) on sales and disposal of fixed assets	153	(268)	(2,472)
Minority interest in income of consolidated subsidiaries	304	2,512	23,168
Equity in net (income) loss of affiliated companies	(580)	24	221
Foreign currency adjustments	(99)	(396)	(3,652)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	1,133	(5,874)	(54,173)
Increase in inventories	(2,813)	(3,606)	(33,256)
(Decrease) increase in notes and accounts payable	(1,577)	3,322	30,637
Decrease in accrued income taxes	(174)	(1,009)	(9,306)
Other	1,362	111	1,023

Net cash provided by operating activities	5,549	8,056	74,296

Cash flows from investing activities:
Additions to property, plant and equipment	(2,785)	(8,698)	(80,218)
Proceeds from sales of property, plant and equipment	91	919	8,476
Purchases of marketable securities	(15)	-	-
Proceeds from sales of marketable securities	-	1,112	10,255
Investments in and advances to affiliates	(303)	-	-
Payments for additional investments in subsidiaries, net of cash acquired	(355)	(2,249)	(20,741)
Other	(6)	(193)	(1,780)

Net cash used in investing activities	(3,373)	(9,109)	(84,008)

Cash flows from financing activities:
Decrease in short-term borrowings	(1,510)	(47,213)	(435,424)
Proceeds from issuance of long-term debt	-	227	2,094
Repayments of long-term debt	(1,382)	(968)	(8,927)
Proceeds from issuance of new shares	-	53,248	491,082
Dividends paid	(953)	(975)	(8,992)
Other	(36)	(458)	(4,224)

Net cash (used in) provided by financing activities	(3,881)	3,861	35,609

Effect of exchange rate changes on cash and cash equivalents	22	869	8,014
Net (decrease) increase in cash and cash equivalents	(1,683)	3,677	33,911
Cash and cash equivalents at beginning of period	33,039	73,392	676,861

Cash and cash equivalents at end of the first quarter	¥ 31,356	¥ 77,069	$ 710,772

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC CORPORATION (“NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2004 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥108.43= US$1, the approximate current exchange rate at June 30, 2004.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the three-month period ended June 30, 2003, have been made to conform to the presentation used for the three-month period ended June 30, 2004.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. On April 1, 2002, NIDEC adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment.

We have completed the annual impairment test for existing goodwill as required by SFAS No. 142. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the three-month period ended June 30, 2004 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2004	¥ 28,078	$ 258,951
Acquired during three month period	4,022	37,093

Balance as of June 30, 2004	¥ 32,100	$ 296,044

During this first quarter, we acquired additional ownership interests of 1.63% and 1.00% in Nidec Copal Corporation (“NCPL”) and Nidec Tosok Corporation (“NTSC”), respectively and our ownership interests increased to 52.6% in NCPL and to 58.6% in NTSC. The carrying amount of goodwill acquired during this first quarter were ¥1,344 million for NCPL and ¥171 million for NTSC, respectively. In addition, we adjusted the goodwill related to Sankyo’s acquisition due to an excess compensating liability, which was related to the termination of Sankyo’s pension plan. As a result, we included the adjustment in “Acquired during three month period”.

3. Earnings per share:

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (63,583,821 and 66,670,138 shares for the three-month periods ended June 30, 2003 and 2004, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the periods (65,790,385 and 70,287,679 shares for the three-month periods ended June 30, 2003 and 2004, respectively).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2003	2004	2004
Net revenue	¥ 23,005	¥ 1,299	$ 11,980
Gross profit	¥ 4,438	¥ 18	$ 166
Net income	¥ 1,298	¥ (35)	$ (323)

In January and February 2004, Nidec acquired additional ownership of Nidec Copal Corporation, Nidec Copal Electronics Corporation and Sankyo Seiki Mfg. Co., Ltd. all of which became consolidated subsidiaries as a result.

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2003 and 2004 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2003	2004	2004
Service cost	173	276	2,545
Interest cost	53	219	2,020
Expected return on plan assets	(21)	(97)	(895)
Amortization of unrecognized net actuarial loss	31	7	65
Amortization of net transition obligation	23	0	0
Amortization of unrecognized prior service cost	(15)	(16)	(148)
Cost for defined contribution plans	23	47	434
Gains from curtailments and settlements	(459)	(279)	(2,573)

Net periodic pension cost	¥ (192)	¥ 157	$ 1,448

Gains from curtailments and settlements in 2003 and 2004 were due to the transitions from defined benefit plans to defined contribution plans at Nidec Tosok Corporation and Nissin Kohki Co., Ltd., respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Transition to defined contribution pension plan in Nissin Kohki Co., Ltd.:

On May 1, 2004, NIDEC consolidated subsidiary, Nissin Kohki Co.,Ltd, settled the defined benefit plans and adopted the defined contribution pension plans pursuant to the Japanese Welfare Pension Issuance Law. The amount of gain recognized by Nissin Kohki Co.,Ltd’s contribution to the plans for the three-month period ended June 30, 2004 was ¥279 million ($2,573 thousand) gain. This gain was recorded in “Other, net” in NIDEC’s consolidated statements of income. Accordingly, this caused the impact by 81 million ($747 thousand) gain (after the tax effect and the minority interest) to net income.

7. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 42.0% and 41.0% for the three-month periods ended June 30, 2003 and 2004, respectively. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the three-month period ended June 30
	2003	2004

Statutory tax rate	42.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(26.3)	(14.6)
Tax on undistributed earnings	6.0	1.0
Valuation allowance	(1.5)	(8.7)
Other	0	0

Estimated effective income tax rate	20.2%	18.7%

The estimated effective tax rate for the three-month period ended June 30, 2004 was lower compared to the estimated effective tax rate for the three-month period ended June 30, 2003. This was mainly because the valuation allowance corresponding to the estimated taxable income for the year ending March 31, 2005 decreased due to the recovery in profitability of Sankyo Seiki Mfg. Co., Ltd. On the other hand, the rates of tax benefit in foreign subsidiaries and tax on undistributed earnings decreased due to a drop in the share of overseas subsidiaries to total income.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Stock-based compensation

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, the number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options are exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price is determined as ¥7,350 ($67.79) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the date of grant.

	Number of options	Exercise price (per share)

Granted	2,967	¥ 7,350	$ 67.79
Exercised	0	7,350	67.79
Canceled	136	7,350	67.79

For the three-month period ended June 30, 2004	2,831	7,350	67.79

Contractual life 4 years	2,831	¥ 7,350	$ 67.79
Exercisable options (shares): For the three-month period ended June 30, 2004	2,831	¥ 7,350	$ 67.79

The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, for the accounting of its stock-based compensation plans. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock is equal to the exercise price.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The fair value of option was ¥3,499 ($32.27) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the three-month period ended June 30, 2004
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

The following table illustrates the effect of the stock options granted on May 14, 2003 on net income and net income per share over their vesting period for the three-month period ended June 30, 2004, if the fair value based method had been applied to.

	Yen in millions (except for per share data)	U.S. dollars in thousands (except for per share data)
	For the three-month period ended June 30,	For the three-month period ended June 30,
	2004	2004
Net income, as reported	¥ 8,508	$ 78,465
Deduct:
Stock-based employee compensation cost	(194)	(1,789)

Pro forma net income	¥ 8,314	$ 76,676

Net income per share:
Basic-as reported	¥ 127.62	$ 1.18
Basic-pro forma	¥ 124.70	$ 1.15

Diluted-as reported	¥ 121.20	$ 1.12
Diluted-pro forma	¥ 118.44	$ 1.09

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9. Comprehensive income

NIDEC’s total comprehensive income (loss) for the three-month period ended June 30, 2003 and 2004 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2003	2004	2004
Net income	¥ 4,581	¥ 8,508	$ 78,465
Other comprehensive income (loss):
Foreign currency translation adjustments	81	1,029	9,490
Unrealized gains on securities, net of reclassification adjustment	661	201	1,854
Minimum pension liability adjustment	37	0	0

	779	1,230	11,344

Total comprehensive income	¥ 5,360	¥ 9,738	$ 89,809

10. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥735 million ($6,779 thousand) at June 30, 2004. These contingent liabilities primarily relate to the Companies’ guarantee of affiliated companies’ borrowings from banks. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subconstractor of Nidec Tosok Corporation, totaling ¥310 million ($2,859 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

Besides NIDEC has guaranteed approximately ¥424 million ($3,910 thousand) of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥424 million ($3,910 thousand).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

11. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three-month period ended June 30, 2003 and 2004:

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2003	2004	2004
Net sales:
Small precision motors
Hard disc drives spindle motors	¥ 23,744	¥ 23,773	$ 219,248
Other small precision brushless DC motors	6,321	13,406	123,637
Small precision brush DC motors	622	3,392	31,283
Brushless DC fans	6,043	7,843	72,332

Sub total	36,730	48,414	446,500
Mid-size motors	8,971	9,794	90,326
Machinery	5,840	17,253	159,116
Electronic and Optical components *1	688	31,613	291,552
Others	3,701	5,213	48,077

Consolidated total	¥ 55,930	¥ 112,287	$ 1,035,571

*1 Electronic and Optical components was disclosed separately since this period because the materiality of such products group increased and segment information for the three-month period ended June 30, 2003 has been restated to conform to the current presentation.

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec, or NCJ, Sankyo Seiki Mfg. Co., Ltd. or SNKC, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, and Nidec Power Motor Corporation, or NPMC apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd. or NET applies Thai accounting principles, Nidec (Dalian) Limited, or NCD applies Chinese accounting principles, Nidec Taiwan Corporation, or NCT applies Taiwanese accounting principles, Nidec Singapore Pte. Ltd., or NCS applies Singaporean accounting principles, and Nidec Philippines Corporation, or NCF applies Philippine accounting principles.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the twelve operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenue from external customers and other financial information by operating segment for the three-month period ended June 30, 2003 and 2004, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
Revenue from external customers:	2003	2004	2004
NCJ	¥ 14,093	¥ 12,843	$ 118,445
NET	7,178	7,235	66,725
NCD	15	49	452
NCT	2,471	2,520	23,241
NCS	8,544	8,545	78,807
NCF	411	308	2,841
SNKC	-	15,758	145,329
NCPL	-	14,375	132,574
NTSC	4,632	5,564	51,314
NCEL	-	4,614	42,553
NSBC	4,338	4,485	41,363
NPMC	2,072	2,434	22,448
All Others	12,035	33,312	307,220

Total	55,789	112,042	1,033,312
Others *1	141	245	2,259

Consolidated total	¥ 55,930	¥ 112,287	$ 1,035,571

______________

*1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP for the period ended June 30, 2003. On the other hand, the revenues of subsidiaries out of management reports due to their immateriality are main components for the period ended June 30, 2004.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2003	2004	2004
Revenue from other operating segments:
NCJ	¥ 13,830	¥ 13,771	$ 127,004
NET	4,088	4,288	39,546
NCD	7,147	7,941	73,236
NCT	205	257	2,370
NCS	1,112	729	6,723
NCF	4,816	4,206	38,790
SNKC	-	4,691	43,263
NCPL	-	2,228	20,548
NTSC	137	226	2,084
NCEL	-	596	5,497
NSBC	575	2,172	20,031
NPMC	34	75	692
All Others	14,316	37,911	349,636

Total	46,260	79,091	729,420
Intersegment elimination	(46,260)	(79,091)	(729,420)

Consolidated total	¥ 0	¥ 0	$ 0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three-month period ended June 30		For the three-month period ended June 30,
	2003	2004	2004
Segment profit or loss:
NCJ	¥ 145	¥ (214)	$ (1,974)
NET	1,891	1,840	16,969
NCD	584	635	5,856
NCT	85	51	470
NCS	460	669	6,170
NCF	258	(140)	(1,291)
SNKC	-	909	8,383
NCPL	-	692	6,382
NTSC	261	172	1,586
NCEL	-	799	7,369
NSBC	241	488	4,501
NPMC	33	138	1,273
All Others	1,326	4,015	37,029

Total	5,284	10,054	92,723
U.S. GAAP adjustments to accrue pension and severance costs	22	50	462
Consolidation adjustments mainly related to elimination of intercompany profits	(35)	234	2,158
Reclassification *1	(318)	732	6,751
Others *2	208	(43)	(397)

Consolidated total	¥ 5,161	¥ 11,027	$ 101,697

______________

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss on disposal of fixed assets for the period ended June 30, 2004 and profit caused by reversal of provision of retirement allowance for the period ended June 30, 2004.

*2 Others mainly include other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

12. Subsequent events:

The Company had resolved to issue new shares and secondary offering of existing shares. The issuance consists of offering of 5,000,000 newly issued shares, secondary offering of the 620,000 shares (over-allotments) and issuance of new shares by allocation to a third party. The net proceeds of ¥6,594 million from the sales to a third party received on July 15, 2004. These shares were offered and sold only in Japan.